SUPER VISION INTERNATIONAL, INC.

April 3, 2007

BY FACSIMILE (202-772-9368)

AND ELECTRONIC FORMAT

Ms. Jennifer R. Hardy

Branch Chief

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

cc:	Matt Franker, Staff Attorney

Mail Stop: 7010

Re:	Super Vision International, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Filed March 13, 2007

File Number 333-140286

Ladies and Gentlemen:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by Super Vision International, Inc. (the “Company”) by letter dated March 22, 2007 relating to Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed on March 13, 2007.

An item-by-item response to the Staff’s comments is provided below. For the Staff’s convenience, we have recited each comment in bold and provided the response to each comment immediately thereafter.

General

1. Please revise your exhibit index to include each of the exhibits listed in your exhibit table on Page II-2. Refer to Item 601(a)(2) of Regulation S-B.

The exhibit index has been revised to include each of the exhibits listed in the exhibit table on Page II-2.

Closing Comment

2. Please also review the representations requested on page 4 of our letter dated February 27, 2007, and provide these representations in the form requested.

Enclosed is a request for acceleration of the effective date of the above referenced Registration Statement. The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

U.S. Securities and Exchange Commission

April 3, 2007

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions or comments, please do not hesitate to call me at (407) 857-9900 or fax me at (407) 857-0050.

Very truly yours,

/s/ Michael A. Bauer
Michael A. Bauer, President and Chief Executive Officer